

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 8, 2011

Gabriel Blasi, Chief Financial Officer
Cresud Inc.
Moreno 877, 23rd Floor
(C1091AAQ) Buenos Aires, Argentina

> **Re: Cresud Inc.**
> **Form 20-F for Fiscal Year Ended June 30, 2010**
> **Filed December 30, 2010**
> **File No. 001-29190**

Dear Mr. Blasi:

We have completed our review of your filing and related documents and do not have any further comments at this time.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director